U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 10-SB/A

    General Form for Registration of Securities of Small Business Issuers

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              SPECTRACOM, INC.
                            (formerly Sky Saylor)
                         ---------------------------

                       (Name of Small Business Issuer)

     Nevada                                       88-0366954
-----------------                                 -------------------
(State or Other Jurisdiction of                   I.R.S. Employer
Incorporation or Organization)                    Identification Number


                      1850 East Flamingo Rd. Suite 111

                           Las Vegas, Nevada 89119
        ------------------------------------------------------------
         (Address of Principal Executive Offices including Zip Code)

                                702-866-5831

                         (Issuer's Telephone Number)

Securities to be Registered Under Section 12(b) of the Act: None

Securities to be Registered Under Section 12(g) of the Act: Common Stock
                                                  $.001 Par Value
                                                  (Title of Class)

                                   PART I
ITEM 1. BUSINESS.

                      FORWARD LOOKING STATEMENTS

    In this registration statement references to "SpectraCom," "we," "us," and "our" refer to SpectraCom, Inc.

    This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within SpectraCom's control. These factors include but are not limited to economic conditions generally and in the industries in which SpectraCom may participate; competition within SpectraCom's chosen industry, including competition from much larger competitors; technological advances and failure by SpectraCom to successfully develop business relationships.

                           DESCRIPTION OF BUSINESS

Business Development

    SpectraCom was incorporated, as Sky Saylor by David Funderburk in the State of Nevada on August 21, 1996. Although SpectraCom was formed for the purpose of creating and marketing internet and search engine technology the corporation has not commenced operation. SpectraCom does not have active business operations, and at this time we are considered a "Blank Check" company.

    We will attempt to locate and negotiate with a business entity for purposes of combining the target company with us. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended. No assurances can be given that we will be successful in locating or negotiating with any target company.

    Our search for a business opportunity will not be limited to any particular geographical area or industry. Our management has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors. Our management believes that companies who desire a public market to enhance liquidity for current stockholders, plan to raise capital through the public sale of securities or plan to acquire additional assets through issuance of securities rather than for cash will be potential merger or acquisition candidates.

    The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgment. There is no assurance that we will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to our stockholders and us.

    Our activities are subject to several significant risks, which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without consent, vote, or approval of our stockholders.

Perceived Benefits

    There are certain perceived benefits to being a reporting company with a class of publicly traded securities. These are commonly thought to include the following:

  * the ability to use registered securities to make acquisitions of assets or businesses;

  *    increased visibility in the financial community;

  *    the facilitation of borrowing from financial institutions;

  *    improved trading efficiency;

  *    stockholder liquidity;

  *    greater ease in subsequently raising capital;

  * compensation of key employees through stock options for which there may be a market valuation;

  *    enhanced corporate image;

  *    a presence in the United States capital market.

Potential Target Companies

    A business entity, if any, which may be interested in a business combination with us, may include the following:

  * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

  * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

  * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

  * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

  * a foreign company which may be seeking an initial entry into the United States securities market;

  * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

  * a company seeking one or more of the other perceived benefits of becoming a public company.

    A business combination with a target company will normally involve the transfer to the target company of the majority of our issued and outstanding common stock, and the substitution by the target company of its own management and board of directors.

    No assurances can be given that we will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

    We   are   voluntarily  filing  this  Registration  Statement  with   the
Securities and Exchange Commission and are under no obligation to do so under the Securities Exchange Act of 1934.

    The Company intends to provide an annual report to its security holders, and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street NW. Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, new York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public reference Section of the Commission at Judiciary Plaza, 450 Fifth Street NW. Washington D.C. 20549 at prescribed rates.

                                RISK FACTORS

    Our   business  is  subject  to  numerous  risk  factors,  including  the following:

    We are a development stage company with no operating history, no revenues and minimal Assets. We have had no operating history and have not had any revenues or earnings from operations. We have had no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in incurring a net operating loss, which will increase continuously until we can consummate a business combination with a Target Company. There is no assurance that we can identify such a Target Company and consummate such a business combination.

    The Company is unlikely to continue as a going concern. The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through equity financings and seeking necessary bank loans.

    Our proposed operation are speculative in nature in that our Success depends on the operation, financial condition and management or our identified Target Company. The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified Target Company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that we will be successful in locating candidates meeting such criteria. In the event that we complete a business combination, of which there can be no assurance, the success of our operations will be dependent upon management of the Target Company and numerous other factors beyond our control.

    We are an insignificant participant in the business of seeking mergers wherein a large number of established and well financed entities are our competitors. We are and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies, which may be merger or acquisition target candidates for us. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than we do and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete with numerous other small public companies in seeking merger or acquisition candidates.

    Our limited funds and the lack of full time management make it impracticable to conduct a complete and exhaustive investigation of a Target Company. Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a Target Company. The decision to enter into a business combination, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if we had more funds available to us, would be desirable. We will be particularly dependent in making decisions upon information provided by the principals and advisors associated with the business entity seeking our participation.

    We have no agreement for a business combination or other transaction and have no predetermined standards for a business combination. We have no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by us. There is no assurance that we will be able to negotiate a business combination on terms favorable to us. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria, which we will require a Target Company to have achieved, or without which we would not consider a business combination with such business entity. Accordingly, we may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

    Our management is in the control of one individual who devotes a limited amount of time to the company. While seeking a business combination, management anticipates devoting only a limited amount of time per month to our business. Our sole officer has not entered into a written employment agreement with us and he is not expected to do so in the foreseeable future. We have not obtained key man life insurance on our officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of our business and our likelihood of continuing operations.

    Our sole officer and director participates in other business ventures which compete with us. Our officer and director participates in other business ventures, which may compete directly with us. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that we will not seek a business combination with any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold more than 10% ownership interest.

    The failure of a Target Company to have available certain critical information required of a reporting company may delay or preclude an acquisition. Section 13 of the Securities Exchange Act of 1934 (the
"Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including audited financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by us. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

     Our Company has not conducted a market research nor do we have the availability to hire a market research or marketing organization. We have neither conducted, nor have others made available to us, market research indicating that demand exists for the transactions contemplated by us. Even in the event demand exists for a transaction of the type contemplated by us, there is no assurance that we will be successful in completing any such business combination.

     Upon completing of a merger, it is unlikely our company will have any diversification. Our proposed operations, even if successful, will in all likelihood result in our engaging in a business combination with only one Target Company. Consequently, our activities will be limited to those engaged in by the business entity which we merge with or acquire. Our inability to diversify our activities into a number of areas may subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

     We believe that the company is not subject to the Investment Company Act of 1940, although a subsequent merger could cause us to be subject to the Investment Company Act of 1940. Although we will be subject to regulation under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations, which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject us to material adverse consequences.

     A merger with our company will result in a change in control and management. A business combination involving the issuance of our common stock will, in all likelihood, result in stockholders of a Target Company obtaining a controlling interest in us. Any such business combination may require our stockholders to sell or transfer all or a portion of our common stock held by them. The resulting change in control will likely result in removal of our present officer and director and a corresponding reduction in or elimination of his participation in our future affairs.

    Following a business combination of a Target Company our stockholders will receive a reduced ownership in the Target Company. Our primary plan of operation is based upon a business combination with a business entity, which, in all likelihood, will result in our issuing securities to stockholders of such business entity. The issuance of our previously authorized and unissued common stock would result in reduction in percentage of shares owned by our present stockholders and would most likely result in a change in control or management.

    Federal and State tax consequences will be a major consideration  in  any
business  combination.   Federal  and state tax  consequences  will,  in  all
likelihood, be major considerations in any business combination we may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to the Target Company and us; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

    We may have to rely upon unaudited financial statements which will result in our not having benefit of full and accurate financial information. We will require audited financial statements from any business entity that we propose to acquire. No assurance can be given, however, that audited financials will be available to us prior to a business combination. In cases where audited financials are unavailable, we will have to rely upon unaudited information that has not been verified by outside auditors in making our decision to engage in a transaction with the business entity. The lack of the type of independent verification, which audited financial statements, would provide in evaluating a transaction with a Target Company increases our risk. Additionally we will not have the benefit of full and accurate information about the financial condition and operating history of the Target Company. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for us.

    Computer systems which have not been corrected for the year 2000 problem may have a negative impact on our company. Many existing computer programs use only two digits to identify a year in such program's date field. These programs were designed and developed without consideration of the impact of the change in the century for which four digits will be required to accurately report the date. If not corrected, many computer applications could fail or create erroneous results by or following the year 2000 ("Year 2000 Problem"). The companies or governments operating such programs may not have corrected many of the computer programs containing such date language problems. It is impossible to predict what computer programs will be affected, the impact any such computer disruption will have on other industries or commerce, or the severity or duration of a computer disruption.

      We may be impacted by the Year 2000 Problem as the result of a merger. Before we enter into any business combination, we may inquire as to the status of any Target Company's Year 2000 Problem, the steps such Target Company has taken or intends to take to correct any such problem and the probable impact on such Target Company of any computer disruption. However, there can be no assurance that we will not enter into a business combination with a Target Company that has an uncorrected Year 2000 Problem or that any planned Year 2000 Problem corrections will be sufficient. The extent of the Year 2000 Problem of a Target Company may be impossible to ascertain and any impact on us will likely be impossible to predict.

ITEM 2. PLAN OF OPERATION.

    We intend to enter into a business combination with a Target Company in exchange for our securities. As of this filing neither our officer and director nor any affiliate has engaged in any negotiations with any representative of any specific entity regarding the possibility of a business combination with us.

    Management anticipates seeking out a Target Company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. These individuals are anticipated to merely make an introduction between the company and the Target Company. Thus, the company does not plan on entering into any term agreements. Management and its affiliates may pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of our stock retained by management and its affiliates, or both.

    As of this filing the company has no proposed notice, advertisements or other means of soliciting a merger candidate.

    Our management has entered into a verbal agreement with the law firm of Sperry Young & Stoecklein, to supervise the search for target companies as potential candidates for a business combination. Sperry Young & Stoecklein, will receive legal fees in consideration of its agreement to provide such services. Sperry Young & Stoecklein will pay as its own expenses any costs it incurs in supervising the search for a target company. Sperry Young & Stoecklein is not authorized to enter into any agreement binding us which can only be done by action of our officer, director and stockholders, as may be required. It is anticipated that Sperry Young & Stoecklein will receive attorney's fees in connection with our merger upon determining a merger candidate.

    We have no full time employees. Our president has agreed to allocate a portion of his time to our activities, without compensation. The president anticipates that our business plan can be implemented by his devoting no more than 10 hours per month to our business affairs and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.

    Our Articles of Incorporation provide that we may indemnify our officers and/or directors for our liabilities, which can include liabilities arising under the securities laws. Therefore, our assets could be used or attached to satisfy any liabilities subject to such indemnification.

General Business Plan

    Our purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity, which desires to seek the perceived advantages of a corporation, which has a class of securities registered under the Exchange Act. We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because we have nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to our stockholders because it will not permit us to offset potential losses from one venture against gains from another.

    We may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

    We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for stockholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

    We have, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

    The analysis of new business opportunities will be undertaken by, or under the supervision of, our officer and director, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact our proposed activities; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities.

    The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. We will not acquire or merge with any company for which audited financial statements cannot be obtained at or within the required period of time after closing of the proposed transaction.

    We may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with us. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public stockholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

    We will not restrict our search for any specific kind of business entities, but may acquire a venture, which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which we may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which we may offer.

    Our management, which in all likelihood will not be experienced in matters relating to the business of a Target Company, will rely upon its own efforts in accomplishing our business purposes. Following a business combination we may benefit from the services of others in regard to accounting, legal services, underwriting and corporate public relations. Mr. Pitchford, the sole officer, director, of the company generally recommends that the company utilizes the legal services as provided by Sperry Young & Stoecklein, through Donald J. Stoecklein, Esq. who has extensive experience in mergers, acquisitions, and 1934 Act reporting. Mr. Pitchford does not generally recommend other advisors to the company.

Acquisition of Opportunities

     In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and our stockholders will no longer be in our control. In addition, it is likely that our officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after we have entered into an agreement for a business combination or have consummated a business combination and we are no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in our securities may depress the market value of the our securities in the future if such a market develops, of which there is no assurance.

     Currently there are no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities by the company prior to the location of an acquisition or merger candidate.

    While the terms of a business transaction to which we may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

    With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company stockholders would acquire in exchange for their stockholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, our stockholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event we acquire a target company with substantial assets. Any merger or acquisition effected by us can be expected to have a significant dilutive effect on the percentage of shares held by our stockholders at such time.

    We will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

    We will not enter into a business combination with any entity, which cannot provide audited financial statements at or within the required period of time after closing of the proposed transaction. We are subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is our duty to file audited financial statements as part of or within 60 days following the due date for filing our Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of the business combination. If such audited financial statements are not available at closing, or within time parameters necessary to insure our compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of our present management.

    Management has orally agreed that it will advance to us any additional funds, which we need for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment. There is no minimum or maximum amount management will advance to us. We will not borrow any funds to make any payments to our management, its affiliates or associates.

    The Board of Directors has passed a resolution which contains a policy that the we will not seek a business combination with any entity in which our officer, director, stockholders or any affiliate or associate serves as an officer or director or holds an ownership interest greater than ten percent (10%).

Undertakings and Understandings Required of Target Companies

      As part of a business combination agreement, we intend to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

      A prospective target company should be aware that the market price and volume of its securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. We do not have the market support of an underwriter that would normally follow a public offering of our securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in our securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in our securities, which may result in a significant pressure on the market price of our securities. We may consider the ability and commitment of a target company to actively encourage interest in its securities following a business combination in deciding whether to enter into a transaction with such company.

      A business combination with us separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with us normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. We may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

      Prior to completion of a business combination, we will generally require that we be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents,  trademarks,  or  service marks,  or  rights  thereto;  present  and proposed  forms of compensation to management; a description of  transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.
Competition

    We will remain an insignificant participant among the firms, which engage in the acquisition of business opportunities. There are many established venture capital and financial firms which have significantly greater financial and personnel resources and technical expertise than we do. In view of our combined extremely limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.

ITEM 3. DESCRIPTION OF PROPERTY.

    We have no properties and at this time have no agreements to acquire any properties. We currently use the offices of Jerry Pitchford, our officer and director, at no cost to us. Management has agreed to continue this arrangement until we complete an acquisition or merger.

ITEM 4.SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

    The following table sets forth each person known by us to be the beneficial owner of five percent or more of our Common Stock, all directors individually and all directors and officers as a group. Each person has sole voting and investment power with respect to the shares shown.

Name and Address          Amount of Beneficial  Percentage
of Beneficial Owner            Ownership         of Class
Sperry Young & Stoecklein      800,000            8%
1850 E. Flamingo Rd #111
Las Vegas, NV 89119

Jerry Pitchford                1,020,000         10.2%
2217 Orange Grove Place
Escondido, CA 92027

Cinnebar, LLC. (1)             6,695,000         66.95%
502 North Santa Fe #D
Vista, CA 92083

(1) The operating manager of Cinnebar LLC is David Funderburk, the incorporator of SpectraCom. Cinnebar LLC was issued shares to aid the company in finding a company to merge with or acquire or be acquired by. Cinnebar has not acted as a promoter in its history nor does Cinnebar have any current prospects for a merger, or acquisition.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

    We have one Director, Officer, Promoter and Control Person as follows:

Name                Age  Positions and Offices Held
Jerry Pitchford     52   President, Secretary, Treasurer, Sole Director

     There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person. Mr. Pitchford is the only person whose activities will be material to the operation of the Company.

     Set forth below is the name of our director and officer, all positions and offices she holds, the period during which she has served as such, and the business experience during at least the last five years:

     Jerry  Pitchford  acts  as  our  President,  Secretary,  Treasurer   and
Director. Mr. Pitchford has served as an officer and director of the Company since August 21, 1996.

Previous and Current Blank Check Companies

     Mr. Pitchford is not an officer, director or control person of any other Blank Check company.

Conflicts of Interest

     Our officer and director may organize other companies of a similar nature and with a similar purpose as us. Consequently, there are potential inherent conflicts of interest in acting as our officer and director. Insofar as the officer and director are engaged in other business activities, management anticipates that she will devote only a minor amount of time to our affairs. We do not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to our proposed business operations.

    A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for us and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, any blank check companies with which management is, or may be, affiliated may differ from us in certain items such as place of incorporation, number of shares and stockholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after us. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

    Mr. Pitchford may have demands placed on his time, which will detract from the amount of time, she is able to devote to us. Mr. Pitchford intends to devote as much time to our activities as required. However, should such a conflict arise, there is no assurance that Mr. Pitchford would not attend to other matters prior to ours. Mr. Pitchford projects that initially up to ten hours per month of his time may be spent locating a target company which amount of time would increase when the analysis of, and negotiations and consummation with, a target company are conducted.

    A business combination with us may include such terms as are negotiated by Mr. Pitchford, remaining our director or officer, and/or the consulting firm retained by the management. The terms of a business combination may provide for a payment by cash or otherwise to Ms. Nagle for the purchase or retirement of all or part of his common stock by a target company or for services rendered incident to or following a business combination. Mr. Pitchford would directly benefit from such employment or payment. Such benefits may influence Mr. Pitchford's choice of a target company.

    We may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to us where that referral results in a business combination. No finder's fee of any kind will be paid by us to management or our promoters or to their associates or affiliates. No loans of any type have, or will be, made by us to management or our promoters of or to any of their associates or affiliates.

    We will not enter into a business combination, or acquire any assets of any kind for our securities, in which our management or any affiliates or associates have a greater than 10% interest, direct or indirect.

    There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of us could result in liability of management to us. However, any attempt by stockholders to enforce a liability of management to us would most likely be prohibitively expensive and time consuming.

Investment Company Act of 1940

    Although we will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the we will not be subject to regulation under the Investment company Act of 1940 insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations which result in us holding passive investment interests in a number of entities we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940. Any violation of such Act would subject us to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION.

    Our officer and director does not receive any compensation for his services rendered to us, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with us. However, our officer and director anticipates receiving benefits as a beneficial stockholder and, possibly, in other ways.

    We have not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our officer or director.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

    On 8/21/96 we issued a total of 25,000 shares of Common Stock to the following persons for a total of $10,000.00 in services:

Name              Number of Total Shares          Consideration
Jerry Pitchford            25,000                 $10,000.00

     On October 26, 1999 the Company did a 400 to 1 forward split.

     Jerry Pitchford is our President, Secretary, Treasurer, and sole Director. The total number of shares were issued to Mr. Pitchford in exchange for services rendered to us, in lieu of cash. Mr. Pitchford was responsible filing of the Company's 10SB with audit.

     Officers Advances. Jerry Pitchford has advanced $7,500 to the company, interest free, on a payment on demand basis.

ITEM 8. DESCRIPTION OF SECURITIES.

    Our authorized capital stock consists of 20,000,000 shares of Common Stock, par value $.001 per share, of which 10,000,000 shares are issued and outstanding. We have authorized 5,000,000 shares of Preferred Stock par value $.001, of which there are no shares are outstanding. The following statements relating to the capital stock set forth the material terms of our securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Articles of Incorporation and the Bylaws, copies of which are filed as exhibits to this registration statement.

Common Stock

    Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

    Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

     The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate if applicable, pursuant to the applicable law of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control of without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

     The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable  the  holder  to  block such a transaction, or facilitate  a  business combination  by  including  voting  rights  that  would  provide  a  required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. We have no present plans to issue any preferred stock.

Dividends

    Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in our business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

Blue Sky Considerations

    The proposed business activities described herein classify the company as a "blank check" company. The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies in their respective jurisdictions. Management does not intend to issue, offer, sale or undertake any efforts to cause a market to develop in the company's securities until such time as the company has successfully implemented its business plan described herein.

Trading of Securities in Secondary Market

    The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this Registration Statement, we will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of our common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(l) of the Securities Act (sales other than by an issuer, underwriter or broker).

    Following a business combination, a target company will normally wish to list our common stock for trading in one or more United States markets. The target company may elect to apply for such listing immediately following the business combination or at some later time.

    In order to qualify for listing on the NASDAQ SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 stockholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the NASDAQ SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 stockholders.

     If, after a business combination, we do not meet the qualifications for listing on the NASDAQ SmallCap Market, we may apply for quotation of our securities on the NASD Over-The-Counter Bulletin Board. In certain cases we may elect to have our securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

Transfer Agent

     It is anticipated that we will act as our own transfer agent for our common stock.

                                  GLOSSARY

"Blank Check" Company      As  defined  in Section 7(b)(3) of the  Securities
                           Act,  a  "blank  check" company is  a  development
                           stage  company that has no specific business  plan
                           or  purpose  or  has indicated that  its  business
                           plan  is to engage in a merger or acquisition with
                           an   unidentified  company  or  companies  and  is
                           issuing  "penny stock" securities  as  defined  in
                           Rule 3a51-1 of the Exchange Act.
Business Combination       Normally  a  merger, stock-for-stock  exchange  or
                           stock-for-assets exchange between the Registrant and a target company.

The Company or the
Registrant.                The  corporation whose common stock is the subject
                           of  this Registration Statement. Exchange Act  The
                           Securities Exchange Act of 1934, as amended.

"Penny Stock" Security     As  defined in Rule 3a51-1 of the Exchange Act,  a
                           "penny  stock"  security is  any  equity  security
                           other  than  a  security (i) that  is  a  reported
                           security  (ii)  that is issued  by  an  investment
                           company (iii) that is a put or call issued by  the
                           option Clearing Corporation (iv) that has a  price
                           of  $5.00 or more (except for purposes of Rule 419
                           of  the Securities Act) (v) that is registered  on
                           a   national  securities  exchange  (vi)  that  is
                           authorized  for  quotation  on  the  NASDAQ  Stock
                           Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Securities Act             The Securities Act of 1933, as amended.

                                   PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     (A) Market Price. There is no trading market for our Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     The Securities and Exchange Commission has adopted Rule 15g-9, which establishes the definition of a "penny stock," for purposes relevant to the company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.
     (B) Holders. There are 6 holders of our Common Stock. The issued and outstanding shares of our Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 promulgated there under.

     (C) Dividends. We have not paid any dividends to date, and have no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

    There is no litigation pending or threatened by or against us.

ITEM 3.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

    We have not changed accountants since our formation and there are no disagreements with the findings of our accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

    Since inception, we have not sold any securities.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751 our Articles of Incorporation and Bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. Indemnification for a director is mandatory and indemnification for an officer, agent or employee is permissive. We will indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. This right of indemnification shall not exclusive of other rights the individual is entitled to as a matter of law or otherwise.

     We will not indemnify an individual adjudged liable due to his negligence or willful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our Bylaws.

   Our Bylaws provide that individuals may receive advances for expenses if the individual provides a written affirmation of his good faith belief that he has met the appropriate standards of conduct and he will repay the advance if he is judged not to have met the standard of conduct.

Insofar as indemnification for liabilities arising under the securities act of 1933, as amended, may be permitted to directors, officers or persons controlling the company pursuant to the foregoing provisions, it is the opinion of the securities and exchange commission that such indemnification is against public policy as expressed in the act and is therefore unenforceable.

                                  PART F/S

                            FINANCIAL STATEMENTS.

    Set forth below are the audited financial statements for the Company from inception October 26, 1996 and ending January 3, 2000. The following financial statements are attached to this report and filed as a part thereof.

                              TABLE OF CONTENTS


                                                                         PAGE

INDEPENDENT AUDITORS' REPORT                                            F-1

ASSETS                                                                  F-2

LIABILITIES AND STOCKHOLDERS' EQUITY                                    F-3

STATEMENT OF OPERATIONS                                                 F-4

STATEMENT OF STOCKHOLDERS' EQUITY                                       F-5

STATEMENT OF CASH FLOWS                                                 F-6

NOTES TO FINANCIAL STATEMENTS                                       F-7-F-8

                           BARRY L. FRIEDMAN, PC.
                         Certified Public Accountant

1582 TULITA DRIVE                                 OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                           FAX NO. (702) 896-0278

                        INDEPENDENT AUDITORS' REPORT

Board Of Directors                                     January 17, 2000
SpectraCom, Inc.
Las Vegas, Nevada

     I have audited the accompanying Balance Sheets of SpectraCom, Inc.,(Formerly Sky Saylor), (A Development Stage Company), as of December 31, 1999, December 31, 1998, and December 31, 1997, and the related statements of operations, stockholders', equity and cash flows for the three years ended December 31, 1999, and December 31, 1998, and December 31, 1997. and the period August 21, 1996, inception to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.
     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.
     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SepctraCom, Inc., (Formerly Sky Saylor), (A Development Stage Company), as of December 31, 1999, December 31, 1998, and December 31, 1997, and the results of its operations and cash flows for the three years ended December 31, 1999, December 31, 1998, and December 31, 1997, and the period August 21, 1997, inception to December 31, 1999, in conformity with generally accepted accounting principles.
     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Barry Friedman

Barry L. Friedman
Certified Public Accountant

                              SPECTRACOM, INC.
                            (FORMERLY SKY SAYLOR)
                        (A Development Stage Company)


                                BALANCE SHEET


                                   ASSETS

                                         December   December     December
                                         31, 1999   31, 1998     31, 1997

                                        ---------- ----------    --------
CURRENT ASSETS
  Cash                                      $1,264          $0          $0
                                         ---------   --------- -----------
     TOTAL CURRENT ASSETS                   $1,264          $0          $0
                                        ----------  ---------- -----------
OTHER ASSETS                                    $0          $0          $0
                                        ----------  ---------- -----------
     TOTAL OTHER ASSETS                         $0          $0          $0
                                        ----------   --------- -----------
     TOTAL ASSETS                           $1,264          $0          $0
                                        ==========   =========  ==========

  The accompanying notes are an integral part of these financial statements

                              SPECTRACOM, INC.
                            (FORMERLY SKY SAYLOR)
                        (A Development Stage Company)


                                BALANCE SHEET


                    LIABILITIES AND STOCKHOLDERS' EQUITY

                                         December    December    December
                                          31,1999     31,1998    31,1997

                                         ---------   --------   ---------
CURRENT LIABILITIES
     Officers Advances (Note #6)             $7,500         $0          $0
                                          ---------  --------- -----------
  TOTAL CURRENT LIABILITIES                  $7,500         $0          $0
                                          ---------  --------- -----------
STOCKHOLDERS' EQUITY (Note #1)

     Preferred Stock Par value $.001
     Authorized 5,000,000 shares
     Issued and outstanding at
     December 31, 1999-None                      $0

     Common stock, no par value
     Authorized 25,000 shares
     issued and outstanding at
     December 31, 1997- 25,000 shs                                 $10,000
     December 31, 1998- 25,000 shs                     $10,000

     Common stock, $.001 par value,
     Authorized 20,000,000 shares
     Issued and outstanding at
     December 31, 1999-10,000,000 shs       $10,000

     Additional paid in Capital 0                 0          0           0

     Deficit accumulated during
     the development stage                 (16,236)   (10,000)    (10,000)
                                         ----------  ---------  ----------
  TOTAL STOCKHOLDERS' EQUITY               $(6,236)         $0          $0
                                         ----------  ---------   ---------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                         $1,264         $0          $0
                                          =========  ========= ===========

  The accompanying notes are an integral part of these financial statements

                              SPECTRACOM, INC.
                            (FORMERLY SKY SAYLOR)
                        (A Development Stage Company)

                           STATEMENT OF OPERATIONS

                                Year       Year        Year      Aug. 21,
                               Ended      Ended       Ended        1996
                              Dec. 31,   Dec. 31,    Dec. 31,   (inception)
                                1999       1998        1997     to Dec. 31,
                                                                   1999
                             ---------   --------   ---------   ----------
INCOME
     Revenue                         $0         $0           $0          $0
                              --------- ----------  -----------  ----------
EXPENSES
     General and
     Administrative              $6,236         $0           $0     $16,236
                             ---------- ----------  -----------  ----------
   Total Expenses                $6,236         $0           $0     $16,236
                             ----------  ---------   ----------  ----------
Net Loss                       $(6,236)         $0           $0   $(16,236)
                              =========  =========   ==========  ==========
Net Profit
or Loss(-)
Per weighted
Share (Note #1)                $(.0006)     $.0000     $(.0010)    $(.0016)
                              ========= ==========  =========== ===========
Weighted average
Number of common
shares outstanding           10,000,000 10,000,000   10,000,000  10,000,000
                             ========== ==========  =========== ===========

  The accompanying notes are an integral part of these financial statements

                              SPECTRACOM, INC.
                            (FORMERLY SKY SAYLOR)
                        (A Development Stage Company)

                      STATEMENT OF STOCKHOLDERS' EQUITY

                                                     Additional   Accumu-
                                   Common Stock        paid-in     Lated
                                 Shares      Amount    Capital    Deficit
                               --------    -------   ---------   --------
Balance
December 31, 1996                  25,000   $10,000         $0   $(10,000)

Net loss year ended
December 31, 1997                       0         0          0           0
                                ---------  --------  ---------  ----------
Balance,
December 31, 1997                  25,000   $10,000         $0   $(10,000)

Net loss year ended
December 31, 1998                       0         0          0           0
                                ---------  --------  ---------  ----------
Balance,
December 31, 1998                  25,000   $10,000         $0   $(10,000)

October 26, 1999                                                         0
Changed from no par
Value to $.001                          0   (9,975)      9,975

October 26, 1999
Forward stock split
400:1                           9,975,000     9,975    (9,975)           0

Net loss year ended
December 31, 1999                                                  (6,236)
                               ----------  --------  ---------  ----------
Balance,
December 31, 1999              10,000,000   $10,000         $0   $(16,236)
                               ========== =========  =========  ==========

  The accompanying notes are an integral part of these financial statements

                              SPECTRACOM, INC.
                            (FORMERLY SKY SAYLOR)
                        (A Development Stage Company)

                           STATEMENT OF CASH FLOWS

                                Year       Year        Year      Aug. 21,
                                Ended      Ended       Ended       1996
                              Dec. 31,   Dec. 31,    Dec. 31,  (inception)
                                1999       1998        1997    to Dec. 31,
                                                                   1999
                              ---------  --------    ---------   --------
Cash Flows from
Operating Activities:
  Net Loss                     $(6,236)          $0  $(10,000)   $(16,236)
  Adjustment to
  reconcile net loss
  to net cash
  provided by operating
  Activities
  Stock issued
     for services                     0           0          0      10,000

  Changes in assets and
  Liabilities
     Increase in current
     Officers Advances            7,500           0          0       7,500
                              ---------  ----------  --------- -----------
Net cash used in
operating activities             $1,264          $0         $0      $1,264

Cash Flows from
investing activities                  0           0          0           0

Cash Flows from
Financing Activities:                 0           0          0           0
                              ---------  ----------  --------- -----------
Net increase(decrease)
in cash                          $1,264          $0         $0      $1,264

Cash, beginning of
Period                                0           0          0           0
                              ---------   --------- ---------- -----------
Cash, end of period              $1,264          $0         $0      $1,264
                             ==========  ==========  ========= ===========

  The accompanying notes are an integral part of these financial statements

                              SPECTRACOM, INC.
                            (FORMERLY SKY SAYLOR)
                        (A Development Stage Company)

                        NOTES TO FINANCIAL STATEMENTS
         December 31, 1999, December 31, 1998, and December 31,1997

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized March 21, 1997, under the laws of the State of Nevada, as Sky Saylor. The Company has no operations and in accordance with SFAS #7, is considered a development stage company.

     On August 21, 1996, the company issued 25,000 shares of its no par value common stock for services of $ 10,000.

     On October 26, 1999, the State of Nevada approved the Companies restated Articles of Incorporation, which increased its capitalization from 25,000 common shares to 50,000,000 common shares. The pare value was changed from no par value to $.001. The Company also added 5,000,000 shares of preferred stock with a par value of $.001.

     On October 26, 1999, the Company forward split its common stock 400:1, thus increasing the number of outstanding common stock shares from 25,000 shares to 10,000,000 shares.

     On October 26, 1999, the Company changed it's name to SpectraCom, Inc.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting policies and procedures have not been determined except as follows:

     1.   The Company uses the accrual method of accounting.

     2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

     3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

                              SPECTRACOM, INC.
                            (FORMERLY SKY SAYLOR)
                        (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS CONTINUED
         December 31, 1999, December 31, 1998, and December 31, 1997

NOTE 4 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common or preferred stock.

NOTE 5 - RELATED PARTY TRANSACTION

     The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6 - OFFICERS ADVANCES

     While the Company is seeking additional capital through a merger with an existing operating company, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.

                                  PART III
                         ITEM 1. INDEX TO EXHIBITS.

      Exhibit
      Number       Description

      (3)(i)       Articles of Incorporation
                    (a)  Articles of Incorporation
                    (b)  Amended and Restated Articles of Incorporation

      (3)(ii)       Bylaws
                    (a)  Bylaws

      (4)           Instrument defining the rights of security holders:
                    (a)  Articles of Incorporation
                    (b)  Bylaws
                    (c)  Stock Certificate Specimen

      (24)          Consent of expert
                    (a)  Auditors



                            SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                  SPECTRACOM, INC.


                 By:/s/ Jerry Pitchford
                 Jerry Pitchford, Director and President

April 27, 2000
Las Vegas, NV